245 Summer Street

Fidelity® Investments

Boston, MA 02210

July 23, 2018

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Investment Trust (the trust): File Nos. 002-90649 and 811-04008

Fidelity Canada Fund

Fidelity China Region Fund

Fidelity Emerging Markets Discovery Fund

Fidelity Europe Fund

Fidelity Global Commodity Stock Fund

Fidelity International Small Cap Fund

Fidelity International Small Cap Opportunities Fund

Fidelity International Value Fund

Fidelity Japan Fund

Fidelity Latin America Fund

Fidelity Total Emerging Markets Fund

Fidelity Worldwide Fund (the fund(s))

Post-Effective Amendment No. 169

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No.169 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register a new class for the funds: Fidelity Advisor Canada Fund: Class Z for Fidelity Canada Fund, Fidelity Advisor China Region Fund: Class Z for Fidelity China Region Fund, Fidelity Advisor Emerging Markets Discovery Fund: Class Z for Fidelity Emerging Markets Discovery Fund, Fidelity Advisor Europe Fund: Class Z for Fidelity Europe Fund, Fidelity Advisor Global Commodity Stock Fund: Class Z for Fidelity Global Commodity Stock Fund, Fidelity Advisor International Small Cap Fund: Class Z for Fidelity International Small Cap Fund, Fidelity Advisor International Small Cap Opportunities Fund: Class Z for Fidelity International Small Cap Opportunities Fund, Fidelity Advisor International Value Fund: Class Z for Fidelity International Value Fund, Fidelity Advisor Japan Fund: Class Z for Fidelity Japan Fund, Fidelity Advisor Latin America Fund: Class Z for Fidelity Latin America Fund, Fidelity Advisor Total Emerging Markets Fund: Class Z for Fidelity Total Emerging Markets Fund, and Fidelity Advisor Worldwide Fund: Class Z for Fidelity Worldwide Fund.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of September 29, 2018.  We request your comments by August 22, 2018.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

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/s/Renee Cummings
Renee Cummings
Legal Product Group